PACIFIC WEBWORKS, INC. [logo]

March 16, 2009

Via EDGAR

Mark Kronforst, Accounting Branch Chief

U.S. Securities and Exchange Commission

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

RE:

Pacific Webworks, Inc.

Form 10-K for fiscal year ended December 31, 2007

Filed March 31, 2008

Response letter dated March 4, 2009

File No. 000-26731

Dear Mr. Kronforst,

Pacific WebWorks, Inc. (the “Company”) has received your comment letter dated March 4, 2009.  The purpose of this letter is to inform you that the Company is unable to respond to your comment letter within 10 business days.  The Company is currently focusing its efforts on preparation of the Form 10-K for the year ended December 31, 2008 and is unable to prepare a response by March 18, 2009.  Accordingly, the Company intends to file its response by April 30, 2009.

Please contact our counsel, Cindy Shy, at 435-674-1282, should you have any questions or concerns regarding this extension of time to provide a response.

Sincerely,

/s/ Kenneth W. Bell

Kenneth W. Bell

Chief Executive Officer

voice: 801-578-9020

230 W 400 S., 1st. FLR

Salt Lake City, Utah 84111

www.pacificwebworks.com

fax: 801-578-9019